UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

ON FORM 6-K

On June 19, 2024, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), issued a press release announcing the meeting date, location and record date for its 2024 annual meeting of shareholders (the “2024 Annual Meeting”). A copy of the press release is attached hereto as Exhibit 99.1.

The Company currently plans to hold its 2024 Annual Meeting on August 5, 2024 (Beijing Time). The Company has set the record date for determining the shareholders of record who will be entitled to vote at the 2024 Annual Meeting as the close of business on June 20, 2024. The time and location, the proposals for the shareholders to consider and other information of the 2024 Annual Meeting will be set forth in the Company’s proxy statement for the 2024 Annual Meeting to be filed with the Securities and Exchange Commission.

Timely notice of any director nomination or other proposal that any shareholder intends to present at the 2024 Annual Meeting, but does not seek to have included in the proxy materials, must be delivered no later than June 26, 2024. The Company has determined that June 26, 2024 is a reasonable time before the Company plans to begin printing and mailing its proxy materials. Therefore, in order for a shareholder to timely submit a director nomination or other proposal that the stockholder intends to present at the 2024 Annual Meeting, the stockholder must deliver the director nomination or proposal to the Company no later than June 26, 2024.

All proposals must be addressed to “ReTo Eco-Solutions, Inc., c/o Beijing REIT Technology Development Co., Ltd., X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, Attention: Chief Executive Officer.”

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated June 19, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: June 20, 2024	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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